JD 3/20

14048885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 37440

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2013 (MM/DD/YY) AND ENDING 12-31-2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Estrada Hinojosa & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 Main Street, 47th Floor
(No. and Street)

Dallas, Texas 75201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, L.L.P.
(Name – *if individual, state last, first, middle name*)

12221 Merit Drive, Suite 1400 Dallas, Texas 75251
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24/14

OATH OR AFFIRMATION

I, Robert A Estrada, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Estrada Hinojosa & Company, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BELINDA ANN GARZA
Notary Public, State of Texas
My Commission Expires
November 10, 2015

RA Estrada
Signature

Senior Managing Director/CCO
Title

Belinda Ann Garza
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESTRADA HINOJOSA & COMPANY, INC.

FINANCIAL REPORT

DECEMBER 31, 2013

CONTENTS

Page

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS

Statement of financial condition 3

Statement of income 4

Statement of changes in stockholders' equity 5

Statement of cash flows 6

Notes to financial statements 7

SUPPLEMENTAL INFORMATION

Schedule I – Schedule of Computation of Net Capital, Aggregate Indebtedness, And Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 16

Schedule II – Reconciliation pursuant to Rule 17a-5(d)(4) 18

Schedule III - Computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Act 19

Schedule IV - Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Act 20

Schedule V - Schedule of segregation requirements and funds in segregation 21

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES EXCHANGE ACT RULE 17A-5 22

SECURITIES INVESTOR PROTECTION CORPORATION AGREED UPON PROCEDURES

Independent Auditor's Report on Applying Agreed Upon Procedures Related to the Securities Investor Protection Corporation General Assessment Reconciliation 24

General Assessment Reconciliation (Form SIPC-7) 25

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Estrada Hinojosa & Company, Inc.
Dallas, Texas

We have audited the accompanying financial statements of Estrada Hinojosa & Company, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

AN INDEPENDENT
MEMBER OF BAKER TILLY
INTERNATIONAL

WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
WWW.WEAVERLLP.COM

DALLAS
12221 MERIT DRIVE, SUITE 1400, DALLAS, TX 75251
P:(972) 490 1970 F:(972) 702 8321

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Estrada Hinojosa & Company, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, IV, and V has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, IV, and V is fairly stated in all material respects in relation to the financial statements as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 27, 2014

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Assets		
Cash	$	2,722,025
Cash deposits with clearing organization		1,025,000
Receivable from brokers and dealers		101,248
Marketable securities		1,048,800
Securities owned, at fair value		1,286,893
Accrued interest		1,735
Due from shareholder		15,000
Trade receivables		627,594
Other receivables		193,893
Property and equipment, net		76,762
Prepaid expenses		62,029
Deferred tax asset		135,842
Other assets		
less accumulated amortization of $80,000		500,000
Total Assets	$	7,796,821
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	521,549
Payable to broker-dealers and clearing organizations		1,455,434
Federal and state taxes payable		99,553
Notes payable		418,119
Deferred tax liability		104,361
Total Liabilities		2,599,016
Stockholders' Equity		
Common stock, $.01 par value,		
1,000,000 shares authorized,		
11,951 shares issued and 11,726 outstanding		120
Additional paid-in capital		289,377
Treasury stock, at cost, 225 shares		(89,671)
Retained earnings		4,997,979
		5,197,805
Total Liabilities and Stockholders' Equity	$	7,796,821

The Notes to Financial Statements are
an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2013

Revenue	
Underwriting	$ 2,765,259
Financial advisory	7,454,718
Interest and other investment income (loss)	(5,286)
Other income	156
Total revenue	10,214,847
Operating expenses	
Commissions	2,255,652
Clearing costs	12,060
Employee compensation	4,989,017
Office rent	497,810
Depreciation	29,144
Amortization	20,000
Interest expense	81,176
Stock compensation	99,676
Other operating expenses	2,034,454
Total operating expenses	10,018,989
Income before income taxes	195,858
Income tax expense	130,354
Net income	$ 65,504

The Notes to Financial Statements are an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2013

	Common Stock $.01 Par Value	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balance, December 31, 2012	$ 120	$ 289,377	$ (274,992)	$ 4,927,656	$ 4,942,161
Purchase of treasury stock from shareholder	-	-	-	-	-
Issuance of stock to employees, including $92,656 stock compensation expense	-	-	185,321	4,819	190,140
Net income	-	-	-	65,504	65,504
Balance, December 31, 2013	$ 120	$ 289,377	$ (89,671)	$ 4,997,979	$ 5,197,805

The Notes to Financial Statements are an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities		
Cash received from customers	$	14,600,804
Cash paid to suppliers and employees		(11,904,811)
Interest received		(5,131)
Interest paid		(81,175)
Taxes paid		(302,682)
Net cash provided by operating activities		2,307,005
Cash flows from investing activities		
Purchase of marketable securities		(2,335,693)
Capital expenditures		(20,441)
Net cash used in investing activities		(2,356,134)
Cash flows from financing activities		
Purchase of treasury stock		-
Sale of treasury stock		92,656
Payments of long-term notes payable		(5,096)
Net cash provided by financing activities		87,560
Net increase in cash and cash equivalents		38,431
Cash and cash equivalents at beginning of year		3,708,594
Cash and cash equivalents at end of year	$	3,747,025
Reconciliation of net income to net cash provided by operating activities		
Net income	$	65,504
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		29,144
Amortization		20,000
Stock compensation		97,484
Increase in receivables		(108,090)
Increase in accrued interest		461
Increase in prepaid expenses		(11,838)
Decrease in accounts payable and accrued expenses		(29,930)
Decrease in payable to broker-dealers and clearing organizations		(2,071,857)
Decrease in investments		4,488,456
Increase in current deferred tax asset		(17,420)
Decrease in income taxes payable		(149,276)
Decrease in deferred income taxes		(5,633)
Net cash provided by operating activities	$	2,307,005
RECONCILIATION OF CASH AND CASH EQUIVALENTS ON THE STATEMENT OF CASH FLOWS TO THE STATEMENT OF FINANCIAL CONDITION:		
Cash	$	2,722,025
Cash deposits with clearing organization		1,025,000
Cash and cash equivalents at end of year	$	3,747,025

The Notes to Financial Statements are an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Estrada Hinojosa & Company, Inc. (the Company) is a municipal securities dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Texas Corporation.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk

The Company maintains its cash at its clearing correspondent broker dealer and in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Basis of Presentation

The Company is engaged in investment banking services which comprises several classes of services, including underwriting activities, financial advisory services, placement agent services, registered investment advisory services, continuing disclosure submission services, and secondary market sales.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Receivables from brokers and dealers and other receivables are reported in the statement of financial condition at outstanding principal adjusted for any charge offs. An allowance for doubtful accounts is recognized by management based upon a review of specific customer balances, historical losses (bad debts) incurred and general economic conditions. As of December 31, 2013, the Company had no accounts that management believes were doubtful of being collected.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation on property and equipment is provided in amounts sufficient to relate the cost of the assets to operations over their estimated service lives of seven years using the straight-line method.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Property and Equipment (continued)

Major repairs or replacements which increase the useful lives of property and equipment are capitalized. Maintenance repairs and minor replacements are charged to operations as incurred. Property and equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in operations.

Other assets

Other assets include the purchase price of seat licenses for a professional sports team. The licenses are being amortized over a period of thirty years.

Revenue Recognition

Revenues from the Company's investment banking operations include fees for financial advisory services and underwriting activities and gains and losses on secondary market sales.

Financial advisory fees are recorded on the date of closing. In addition, the Company occasionally acts as a co-financial advisor in which a joint financial advisory relationship exists between the Company and a municipality, as well as between another firm and the municipality to provide financial advisory services. Co-financial advisor fees are recorded when earned.

Underwriting fees, including management fees and fees for group or designated orders in connection with a specific bond issue are recorded on the date of closing, net of syndicate expenses arising from a bond issuance in which the Company participates as a syndicate member. In the instance where the Company is the designated senior-managing underwriter, underwriting fees in connection with a specific bond issue are recorded on trade date.

Secondary market sales of municipal securities held arising from unsold balances in connection with a specific bond issue, including gains and losses resulting from such transactions, are recorded on trade date.

Fees for placement agent services, registered investment advisory services, and continuing disclosure submission services are recorded when earned.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary or permanent differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes (continued)

Deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled. The measurement of deferred tax assets is reduced by a valuation allowance if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management fully expects to utilize the deferred tax assets recorded and no allowance has been reflected in the financial statements.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

As of December 31, 2013, the Company, using that guidance, has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. For federal and state taxes, as of December 31, 2013, the Company's fiscal years 2010 through 2012 remain subject to examination.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 3. FAIR VALUE

Fair Value Measurement

FASB ASC 820 "Fair Value Measurement Disclosure", defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

NOTE 3. FAIR VALUE (Continued)

Fair Value Measurement (Continued)

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs: inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs: are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset.

At December 31, 2013, marketable securities classified as Level 1 in the fair value hierarchy had a fair value of $1,048,800. Marketable securities consist of mutual funds, and are for the benefit of the Company's own investment account. The Company utilizes quoted market prices of the mutual funds to value its marketable securities. Such marketable securities are generally classified in Level 1 of the fair value hierarchy. For marketable securities, the unrealized loss as of December 31, 2013 was $3,046 which is included in net income.

At December 31, 2013, securities owned, at fair valued were classified as Level 1 in the fair value hierarchy and had a fair value of $1,286.893. Securities owned, at fair value consist of underwritten bond issues which did not sell out but which will be sold in the secondary market, and are offset by payables to broker-dealers and clearing organizations. Such securities owned are generally classified in Level 1 of the fair value hierarchy. For securities owned, at fair value, there was an unrealized loss of $94,845 which is included in net income as of December 31, 2013.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

NOTE 3. FAIR VALUE – CONTINUED

Fair Value Measurement – Continued

Fair Value Measurements on a Recurring Basis
As of December 31, 2013

Assets	Level 1	Level 2	Level 3	Netting and Collateral	Total
U.S. Government and agency	$ 1,286,893	$ -	$ -	$ -	$ 1,286,893
International bond fund	434,267	-	-	-	434,267
Short term bond fund	614,533	-	-	-	614,533
TOTALS	$ 2,335,693	$ -	$ -	$ -	$ 2,335,693

NOTE 4. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2013, consist of the following:

	Receivable	Payable
Deposits for securities borrowed/loaned	$ 1,000,000	$ -
Receivables from and payables to broker-dealers and clearing organizations	101,248	1,455,434
Other	25,000	-
	$ 1,126,248	$ 1,455,434

The Company clears all customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

NOTE 5. PROPERTY AND EQUIPMENT

Furniture, fixtures and equipment consists of the following at December 31, 2013:

Computer equipment and software	$	275,924
Furniture and fixtures		83,116
Leasehold improvements		49,654
		408,693
Accumulated depreciation		(331,931)
Furniture, fixtures and equipment, net	$	76,762

NOTE 6. LONG-TERM DEBT

Long-term debt at December 31, 2013 consists of the following:

Note payable to an entity in 30 equal annual payments of $40,000 including 8.15% interest beginning March, 1 2009 and ending January 1, 2039.	$	418,119
	$	418,119

Future payments under long-term debt as of December 31, 2013 are as follows:

Year Ending December 31		
2014	$	5,516
2015		5,971
2016		6,463
2017		6,996
2018		7,573
Thereafter		385,600
	$	418,119

NOTE 7. COMMITMENTS AND CONTINGENCIES

The Company has obligations under operating leases with initial no cancelable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2013, are listed as follows:

Year Ended December 31,	Total
2014	$ 321,578
2015	279,620
2016	280,411
2017	284,504
2018	233,122
Thereafter	447,542
	$ 1,846,777

Certain leases contain renewal options and escalation clauses. Rent expense for the year ended December 31, 2013, was $497,810 and is included in the Office rent line item on the Statement of Income.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that are open at December 31, 2013, and were subsequently settled had no material effect on the financial statements as of that date.

NOTE 8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $3,391,516 which was $3,222,601 in excess of its required net capital of $168,915. The Company's net capital ratio was .75 to 1.

NOTE 9. INCOME TAX EXPENSE

Income tax expense consists of the following at December 31, 2013:

Federal:		
Current	$	107,814
Deferred		(21,725)
State:		
Arizona		125
California		800
Florida		-
Illinois		943
New York		921
Texas		41,476
Total tax expense	$	130,354

Current income tax expense differs from the tax computed by applying the federal statutory rates to income before taxes principally because of state income taxes and non-deductible expenses for tax purposes, and differences between the estimated tax and the paid amount in the prior year.

Components of the net deferred tax asset (liability) are as follows at December 31, 2013:

Deferred tax assets resulting from:		
Unrealized losses on securities	$	79,823
Client expense subject to future reimbursement		56,019
Total deferred tax asset	$	135,842
Deferred tax liability resulting from:		
Stock compensation	$	(78,140)
Property and equipment		(26,221)
Total deferred tax liability	$	(104,361)

NOTE 10. RETIREMENT PLAN

Effective January 1, 2002, the Company adopted a 401(K) retirement plan that covers all employees that complete a minimum of six months of service. Eligible employees may contribute any amount to the plan, up to the statutory maximum permitted. Each year, the Company has the discretion to make a non-elective contribution to the accounts of each employee eligible to participate in the plan. The Company's contribution to the plan for 2013 was $158,971.

NOTE 11. RELATED PARTY TRANSACTIONS

The Company advanced $30,000 to a company partly owned by the majority shareholders of Estrada Hinojosa. The purpose of the advance was to provide resources to support upcoming services. The funds will be returned to the Company upon the associated company receiving compensation for their services. As of December 31, 2013, $15,000 remains outstanding.

The Company rents a property in South Padre Island, Texas from an affiliate related through common ownership. Total included in rental expense was $87,000 for the year ended December 31, 2013.

NOTE 12. STOCK REPURCHASE AGREEMENT

During 2011, the Company entered into a stock repurchase agreement with a current shareholder. The agreement includes three installments. The first installment was executed in December 2011 for 1,350 shares at $399 per share. The Company paid half of the agreed price prior to December 31, 2011, and the remainder subsequent to year-end. The second installment was executed on July 13, 2012, for 500 shares at $399 per share. The third installment was executed on December 14, 2012, for 300 shares at $399 per share.

The Company adopted an employee stock purchase plan in order to offer the 2,150 shares to various key employees. During 2011, 855 shares were purchased by employees at $199 per share for a total of $170,367. During 2012, 605 shares were purchased by employees at $199 per share for a total of $120,552. During 2013, 465 shares were purchased by employees at $199 per share for a total of $92,656. The employee stock purchase plan includes a provision that if employment is terminated within three years of the purchase date (vesting period), the stock must be sold back to the Company at the lesser of the price paid by the employee or the book value per share at the termination date. Therefore, the compensation expense related to the sale of the 1,925 shares at a discount will be amortized over the next three years for each installment. No amortization was recognized in 2011, $56,792 in amortization was recognized in 2012 and $99,676 in 2013.

NOTE13 . SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2014, which is the date the financial statements were available to be issued, and determined that no events have occurred subsequent to December 31, 2013 that warrant disclosure.

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE I - SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15C3-1
DECEMBER 31, 2013

NET CAPITAL		
Total stockholders' equity		$ 5,197,805
Deduct stockholders' equity not allowable for net capital		
Total stockholders' equity qualified for net capital		5,197,805
ADD:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
B. Other (deductions) or allowable credits		
Total capital and allowable subordinated liabilities		5,197,805
DEDUCTIONS AND/OR CHARGES		
A. Non-allowable assets		
Other receivables	$ 808,227	
Other assets	736,825	
Furniture, fixtures and equipment, net	76,762	
B. Secured demand note deficiency		
C. Commodity futures contracts and spot commodities - proprietary capital charges		
D. Other deductions and/or charges		1,621,814
Net capital before haircuts on securities positions		3,575,991
HAIRCUTS ON SECURITIES POSITIONS		
A. Contractual securities commitments		
B. Deficit in securities collateralizing secured demand notes		
C. Trading and investment securities		
1. Exempt securities	90,083	
2. Debt securities		
3. Options		
4. Other	94,392	
D. Undue concentration		
E. Other		184,475
NET CAPITAL		$ 3,391,516

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE I - SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15C3-1 - CONTINUED
DECEMBER 31, 2013

AGGREGATE INDEBTEDNESS	
Total liabilities from statement of financial condition (net of deferred income taxes)	$ 2,533,726
ADD:	
A. Drafts for immediate credit	
B. Market value of securities borrowed for which no equivalent value is paid or credited	
C. Other unrecorded amounts	
Total aggregate indebtedness	$ 2,533,726
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 168,915
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (larger of above)	$ 168,915
Excess net capital	$ 3,222,601
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 3,138,143
Percentage aggregate indebtedness to net capital	75
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE II
RECONCILIATION PURSUANT TO RULE
RULE 17a – 5(d)(4)
DECEMBER 31, 2013

Net capital per unaudited 11A Focus Report, as reported December 31, 2013	$	3,391,516
Net capital, per Schedule I	$	3,391,516

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE III – COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE ACT
DECEMBER 31, 2013

No reserve requirement is required since the Company, as an introducing broker/dealer, cleared all transactions with and for its institutional customers on a fully disclosed basis with a clearing correspondent broker/dealer which carries all of the institutional customer accounts and maintains and preserves books and records pertaining to such transactions as are customarily made and kept by a clearing broker/dealer pursuant to the (k)(2)(ii) exemption under Rule 15c3-3 of the Securities and Exchange Act of 1934. The conditions of exemption from Rule 15c3-3 were being complied with at December 31, 2013, and during the year then ended.

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE IV – INFORMATION RELATING
TO POSSESSION OR CONTROL REQUIRMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE ACT
DECEMBER 31, 2013

Possession or control of securities is not maintained by the Company and the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE V – SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION
DECEMBER 31, 2013

The Company has no segregation requirements or funds in segregation since the Company, as an introducing broker/dealer, does not carry security accounts for customers or perform custodial functions relating to customer securities and is exempt pursuant to the (k)(2)(ii) exemption under Rule 15c3-3.

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INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Estrada Hinojosa & Company, Inc.

In planning and performing our audit of the financial statements of Estrada Hinojosa & Company, Inc. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL L.L.P.

Houston, Texas
February 27, 2014

SECURITIES INVESTOR PROTECTION CORPORATION
AGREED UPON PROCEDURES

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INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Member
Estrada Hinojosa & Company, Inc.
Dallas, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Esposito Securities, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Agreed the listed assessment payments in Form SIPC-7 to respective cash disbursement entries in the general ledger and copies of checks without exception.
2. Agreed the total revenues reported on the audited Form X-17A-5 for the year ended December 31, 2013 to the total revenues reported in Form SIPC-7 for the year ended December 31, 2013 without exception.
3. Noted no adjustments reported in Form SIPC-7.
4. Footed the Form SIPC-7 and the related schedules and working papers without exception.
5. Noted no overpayment applied to the current assessment on Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.
WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 27, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012

(Read carefully the instruction in you working copy before completing this form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7
(33-REV 7/10)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Estrada Hinojosa & Company Inc
47th Floor LB 47
1717 Main ST
Dallas, Texas 75201-4612

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2]	$ 25,304
B. Less payment made with SIPC-6 filed (exclude interest) — 7/27/2012 (Date Paid)	10,824
C. Less prior overpayment applied	-
D. Assessment balance due or (overpayment)	14,480
E. Interest computed on late payment (see instruction E) for days at 20% per annum	
F. Total assessment balance and interest due (or overpayment carried forward)	$ 14,480

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -

H. Overpayment carried forward ______

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Estrada Hinojosa & Company, Inc.
(Name of Corporation, Partner ship of other organization)

______
(Authorized Signature)

President and CEO
(Title)

Dated the 26 day of February, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/12 **Eliminate cents**
2a, Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,214,845
2b, Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above,	
(2) Net loss from principal transactions in securities in trading accounts,	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a,	
(5) Net loss from management of or participation in the underwriting or distribution of securities,	
(6) Expenses other than advertising, printing, registration lees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities,	
(7) Net loss from securities in investment accounts,	
Total additions	$ -
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products,	
(2) Revenues from commodity transactions,	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions,	$ 12,060
(4) Reimbursements for postage in connection with proxy solicitation,	
(5) Net gain from securities in investment accounts,	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date,	
(7) Direct expenses of printing advertising and legal lees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act),	
(8) Other revenue not related either directly or indirectly to the securities business, (See Instruction C):	$ -
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income, $, _ 81,174	
(ii) 40% of interest earned I}11 customers securities accounts (40% of FOCUS line 5, Code 3960), $, -------	
Enter the greater 01 line (i) or (ii)	$ 81,174
Total deductions	$ 93,234
2d, SIPC Net Operating Revenues	$ 10,121,611
2e, General Assessment @ .0025	$ 25,304 (to page I but not less than $150 minimum)

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WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

WWW.WEAVERLLP.COM

AN INDEPENDENT MEMBER OF
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INTERNATIONAL